Exhibit 99.1

ENTERA BIO LTD.

Kiryat Hadassah
 Minrav Building - Fifth Floor
Jerusalem, Israel

April 15, 2019
______________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, MAY 20, 2019
________________________________

Dear Shareholders:

We cordially invite you to attend the annual general meeting of shareholders, or the Meeting, of Entera Bio Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Monday, May 20, 2019, at our offices located at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

At the Meeting, shareholders will be asked to consider and vote on the following proposed resolutions, or each a Proposal:

(1)
To ratify and approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and authorize the Company’s board of directors, or the Board, (or the Audit Committee, if authorized by the Board) to determine the compensation of the auditors in accordance with the volume and nature of their services (Proposal 1);

(2)	To re-elect each of the following nominees to serve as Class II directors of the Company, each until the Company’s annual general meeting of shareholders to be held in 2022 (Proposal 2):

(a)	Dr. Phillip Schwartz; and
(b)	Mr. Yonatan Malca;

(3)	To ratify and approve the election of Mr. Gerald M. Ostrov to serve as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2020 (Proposal 3);

(4)	To approve the amended terms of compensation of the Company’s non-executive directors (Proposal 4);

(5)	To ratify and approve the purchase of a professional liability insurance policy for our current and future directors and officers (Proposal 5); and

(6)	To ratify and approve the terms of compensation of our Chief Medical Officer, Dr. Arthur Santora (Proposal 6).

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED IN THE ENCLOSED PROXY STATEMENT.

At the Meeting, we will also discuss our financial statements for the year ended December 31, 2018, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Shareholders of record and beneficial owners of our ordinary shares at the close of business on Thursday, April 25, 2019 are entitled to notice of and to vote at the Meeting.

The vote of our shareholders is important regardless of whether they attend the Meeting. Accordingly, we urge you to read the attached proxy statement and vote your shares promptly, regardless of the number of shares you own.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered to be, with respect to those shares, a shareholder of record, and these proxy materials are being sent directly to you by us. We have enclosed a proxy card for your use. You are also invited to attend the Meeting, and shares held in your name as the shareholder of record may be voted at the Meeting.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee that holds your shares, or by an agent hired by them, explaining how to direct the broker, trustee or nominee to vote your shares. You are also invited to attend the Meeting, but since a beneficial owner is not the shareholder of record, you may not vote these shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Shareholders of record, who do not expect to attend the Meeting in person, are kindly requested to mark, date, sign and mail the enclosed proxy card in the accompanying pre-addressed, postage-paid envelope as promptly as possible to our address below, c/o Hillel Shalev, our Controller. You may also vote your shares through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on May 19, 2019. If voting by mail, the proxy must be received at our registered office at least four (4) hours prior to the Meeting (that is, by 1:00 p.m. (Israel time), Monday, May 20, 2019) to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

Shareholders who hold their shares in “street name” (that is, through a broker, trustee or other nominee) will receive voting information forms and other voting information from their broker, bank, trustee or other nominee, and should return their forms to their broker, bank, trustee or other nominee as further explained in the applicable instruction form. Beneficial owner of shares held in “street name” may be able to utilize the control number appearing on their voting instruction form, to submit their voting instructions to their brokers, trustees or nominees by other means, if so indicated on their voting instructions form.

Approval of each Proposal requires the majority of the voting power present and voting at the Meeting or at any postponement or adjournment thereof. In addition, under Israeli law, each of Proposals 4 through 6 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of each Proposal that is voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposals does not exceed two percent (2%) of the aggregate voting rights in the Company.

Please see the discussion under “—Vote Required for Approval of Each of the Proposals” in the proxy statement attached to this notice for the definition of the terms “controlling shareholder” and a shareholder having a “personal interest” with regard to the Proposals, as well as for instructions as to how to vote in the event that you possess a personal interest in the approval of any Proposal.

An electronic copy of the enclosed proxy materials will also be available for viewing under the tab “Investors” section on our website at www.enterabio.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on the date hereof at the registered office of the Company at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, from Sunday to Thursday (excluding holidays), 10:00 a.m. to 5:00 p.m. (Israel time). This notice, the enclosed proxy statement and a related form of proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at our Company’s website at www.enterabio.com under the tab “—Investors - SEC Filings.” Our telephone number at our registered office is +972 (2) 532-7151.

If you are the record holder of your ordinary shares, you can also authorize the voting of your shares over the internet by following the instructions provided above or in the proxy statement. Ordinary shares can be voted at the Meeting only if the holder is present or represented by proxy.
Sincerely, /s/ Mr. Gerald Lieberman Chairman of the Board of Directors

- ii -

_________________________

PROXY STATEMENT
__________________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON MONDAY, MAY 20, 2019

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors, or the Board, of Entera Bio Ltd., to which we refer as Entera or the Company, to be voted at the annual general meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying notice of the annual general meeting of shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Monday, May 20, 2019, at our offices located at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

This proxy statement, the attached notice of the annual general meeting of shareholders and the enclosed proxy card are being made available to holders of the Company’s ordinary shares, on or about April 15, 2019.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on April 25, 2019, or the Record Date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Whether or not you attend the Meeting, your vote is important, accordingly, our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting. Thus, if you cannot attend the Meeting, you are asked to sign and return the applicable proxy card regardless of the number of shares you own.

Agenda Items

The Meeting is being called to consider and vote on the following proposed resolutions (each a “Proposal”):

(1)
To ratify and approve the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2019, and authorize the Company’s board of directors, or the Board, (or the Audit Committee, if authorized by the Board) to determine the compensation of the auditors in accordance with the volume and nature of their services (Proposal 1);

(2)	To re-elect each of the following nominees to serve as Class II directors of the Company, each until the Company’s annual general meeting of shareholders to be held in 2022 (Proposal 2):

(a)	Dr. Phillip Schwartz; and
(b)	Mr. Yonatan Malca;

(3)	To ratify and approve the election of Mr. Gerald M. Ostrov to serve as a class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2020 (Proposal 3);

(4)	To approve the amended terms of compensation of the Company’s non-executive directors (Proposal 4);

(5)	To ratify and approve the purchase of a professional liability insurance policy for our current and future directors and officers (Proposal 5); and

(6)	To ratify and approve the terms of compensation of our Chief Medical Officer, Dr. Arthur Santora, (Proposal 6).
At the Meeting, we will also discuss our financial statements for the year ended December 31, 2018, and transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

OUR BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE ABOVE PROPOSALS THAT ARE FURTHER DESCRIBED BELOW.

PROPOSAL 1

RATIFICATION AND APPROVAL OF APPOINTMENT & COMPENSATION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Background

The Company’s Audit Committee and the Board have selected the accounting firm Kesselman & Kesselman, a member firm of PwC, an independent registered public accounting firm, as the independent auditors to audit the consolidated financial statements of the Company for the year ending December 31, 2019.

Shareholders are being asked to ratify and approve the appointment of Kesselman & Kesselman, a member firm of PwC, as the Company’s independent auditors for 2019, and to authorize the Board to set the compensation of such auditors. Subject to the shareholders ratifying and approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee.

The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the Company’s auditors, as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the appointment of Kesselman & Kesselman, a member firm of PricewaterhouseCoopers International Limited, or PwC, an independent registered public accounting firm, as the Company’s independent auditors for the fiscal year ending December 31, 2019, be, and it hereby is, ratified and approved, and the Board, and it hereby is, authorized to determine the compensation of the auditors in accordance with the volume and nature of their services.”

Required Majority

Approval of Proposal 1 requires the majority of the voting power present and voting at the Meeting or at any postponement or adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 1

PROPOSAL 2

RE-ELECTION OF DR. PHILLIP SCHWARTZ AND MR. YONATAN MALCA AS DIRECTORS OF THE COMPANY

Background

The members of our Board (other than external directors) are divided into three classes, with staggered three-year terms and one director class coming up for election each year. The members of our Board are divided into classes as follows:

•	The Class I directors are Zeev Bronfeld and Roger Garceau;
•	The Class II directors are Phillip Schwartz and Yonatan Malca; and
•	The Class III director are Gerald Lieberman and Gerald M. Ostrov.

Pursuant to our Articles of Association, or Articles, the term of office of the Class II directors, Dr. Phillip Schwartz and Mr. Yonatan Malca, expires at the Meeting. Any director whose term has expired may be re-elected to the Board, except as provided by applicable law.

Generally, the Company seeks to appoint individuals with broad experience and expertise at the management level in the pharmaceuticals or biotechnology industry or other relevant business ventures or that have achieved exceptional academic or professional acclaim in areas related to the Company’s activities, and who possess the ability to provide valuable insights and practical wisdom as well as sufficient time to effectively carry out his or her duties as a director. The Board carefully selects and reviews candidates in light of these qualifications and in view of legal constraints applicable to its composition.

In August 2010 and in March 2011, Dr. Schwartz and Mr. Malca were elected as directors of the Company, respectively. As evident from their credentials, as set forth below, Dr. Schwartz and Mr. Malca are well qualified for the position and have already fulfilled our expectations to contribute significantly to the Company.

On August 14, 2018 and on August 16, 2018, our Compensation Committee and the Board, respectively, have determined to pay each of our non-executive directors and external directors compensation equal to the maximum fixed statutory amounts set forth in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended from time to time, or the Compensation Regulations, for companies with equity similar to ours, as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, as amended from time to time, or the Relief Regulations. If re-elected, Mr. Malca will be entitled to receive the compensation paid to each of our non-executive directors.

If Dr. Schwartz is re-elected, he will be entitled to compensation as the Company’s Chief Executive Officer, pursuant to the employment agreement or Employment Agreement entered between us and Dr. Schwartz dated June 2014 and as amended from time to time, and previously approved by the Board and shareholders, and will not be entitled to any additional compensation with respect to his service as a director.

Furthermore, the Class II directors will, if re-elected, continue to benefit from the indemnification letters previously provided by the Company, as previously approved by our shareholders, and will be included in the Company’s directors’ and officers’ liability insurance, subject to approval of Proposal 5.

Set forth below is information about each nominee, including age, positions held with our Company, principal occupation, business history and experience as directors:

Dr. Phillip Schwartz (57) has served as our Chief Executive Officer and as a director since the commencement of our operations in 2010. Dr. Schwartz has more than 20 years of biotech and pharmaceutical industry experience. He previously served as the manager of clinical affairs at Endo Pharmaceuticals plc from 2005 to 2010 and at Serono from 2002 to 2005, and held multiple positions in medical affairs, business development and clinical trial development at each of Endo Pharmaceuticals plc and Serono. He has also worked as an external consultant for a number of venture capital firms. He has also consulted privately and served as an associate of Health Advances, LLC for more than 20 large biotech and pharmaceutical companies from 2000 to 2002. He has multiple publications in tier one peer-reviewed journals and has presented papers at numerous international conferences. He has also worked in the neurobiology laboratory of Nobel Laureate Professor Torsten Wiesel of the Rockefeller University. Dr. Schwartz holds a B.A. in psychology and architecture from Columbia University, an M.Sc. in immunology while studying under Professor Irun Cohen at the Weizmann Institute, and a Ph.D. in neurobiology/development/oncology from Harvard Medical School. In addition to his scientific training, Dr. Schwartz completed numerous clinical courses as part of his program at Harvard Medical School. After completing his Ph.D., Dr. Schwartz was a fellow in pediatric oncology at the Dana Farber Cancer Institute and an officer of Harvard University Medical School.

Mr. Yonatan Malca (52) has served as a member of our board of directors since 2011. Mr. Malca currently serves as a Chief Executive Officer and Director of D.N.A Biomedical Solutions Ltd., a position he has held since 2010. Mr. Malca also serves as a director of Arko Holdings Ltd. (TASE: ARKO), Nextgen-Biomed LTD. (TASE: NXGN) and of Tamda Ltd. (TASE: TMDA), all of which are Israeli public companies. Mr. Malca also serves on the board of directors of a number of private companies, including as chairman of the board of directors of Cardioart Technologies Ltd., a medical device company, and Beamed Ltd., a medical device company (a subsidiary of D.N.A Biomedical). Mr. Malca holds a B.A. in Economics and Statistics from Bar-Ilan University and an M.A. in Economics and Finance from Bar Ilan University, Israel.

Our Board recommends that shareholders approve the re-election of Dr. Phillip Schwartz and Mr. Yonatan Malca to serve as directors of the Company, for a term of office until the Company’s annual general meeting of shareholders to be held in 2022, as set out in the Articles, subject to the provisions of the Articles and Companies Law, 5759-1999, or the Companies Law, as amended from time to time.

Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a) “RESOLVED, that Dr. Phillip Schwartz be, and it hereby is, re-elected to serve as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2022.”

(b) “RESOLVED, that Mr. Yonatan Malca be, and it hereby is, re-elected to serve as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2022.”

Required Majority

Approval of Proposals 2(a) and 2(b) requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of Proposal 2(a) and 2(b).

PROPOSAL 3

RATIFICATION AND APPROVAL OF THE ELECTION OF MR. GERALD M. OSTROV AS A DIRECTOR OF
THE COMPANY

Background

As set out in our Articles, the members of our Board (excluding external directors) are divided into three classes, with staggered three-year terms and one director class coming up for election each year. Our Board has the power, at any time and from time to time, to appoint any person to be a director, either to fill an occasional vacancy or as an addition to the existing Board, and shall place any such new director in a class, so that each class shall consist, as nearly as possible, of one-third of the total number of directors constituting the entire Board (excluding external directors). Directors appointed by the Board hold office until the annual general meeting for the year in which the term of the class to which they belong expires.

As provided above, generally, the Company seeks to appoint individuals with broad experience and expertise at the management level in the pharmaceuticals or biotechnology industry or other relevant business ventures or that have achieved exceptional academic or professional acclaim in areas related to the Company’s activities, and who possess the ability to provide valuable insights and practical wisdom as well as sufficient time to effectively carry out his or her duties as a director. The Board carefully selects and reviews candidates in light of these qualifications and in view of legal constraints applicable to its composition, such as the requirement for independence among the Board and Board committees' members.

In January 2019, our Board unanimously appointed Mr. Gerald M. Ostrov as a director, as an addition to the existing Board members. Mr. Ostrov was also appointed to serve on our Compensation Committee and Audit Committee. Our Board has further determined to classify Mr. Ostrov as a Class III director, so that each class of directors shall consist of one-third of the total number of directors constituting the entire Board (excluding external directors). The Board now wishes to have Mr. Ostrov’s appointment, as a Class III director, ratified and approved by the general meeting of the shareholders.

The Board has determined that Mr. Ostrov satisfies the independent director requirements under the Companies Law, as well as the independent director requirements under Nasdaq Capital Market Rules and SEC regulations applicable to us.

As evidenced by Mr. Ostrov’s credentials below, the Board believes that Mr. Ostrov is well qualified for the position and is expected to contribute significantly to us.

As provided above, on August 14, 2018 and on August 16, 2018, our Compensation Committee and the Board have, respectively, determined to pay our non-executive directors and external directors compensation equal to the maximum fixed statutory amounts set forth in the Compensation Regulations for companies with equity similar to ours, as adjusted by the Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, or the Relief Regulations. If elected, Mr. Ostrov will be entitled to receive the compensation paid to each of our non-executive directors. Furthermore, if elected, Mr. Ostrov shall receive an indemnification letter from the Company, as previously approved by our shareholders, and will be included in the Company’s directors’ and officers’ liability insurance, subject to approval of Proposal 5.

Mr. Gerald M. Ostrov (69) has served as a member of our board of directors since January 2019. Mr. Ostrov consults and invests in new technologies in the medical device and consumer products fields. Mr. Ostrov currently serves on the board of directors of several privately held companies, including Mother’s Choice, a natural products company working with industry giants, Addon Optics, an innovative technology company, and Nuvo, a developer of next generation baby and mother health monitoring for both hospital and home use. From 2008 to 2010, he served as Chairman and CEO of Bausch & Lomb. There Mr. Ostrov led the stabilization, streamlining and pipeline building of Bausch & Lomb following its going-private transaction. From 1998 until 2006, Mr. Ostrov very successfully served as Company Group Chairman for Johnson & Johnson's Worldwide Vision Care businesses. From 1991 to 1998, Mr. Ostrov worked for Johnson & Johnson and quickly rose to serve as Company Group Chairman of the Consumer and Personal Care businesses in North America. From 1982 to 1991 he served as President of CIBA Consumer Pharmaceuticals Company. From 1976 to 1982 he worked for the Health Care Division of Johnson & Johnson. From 1973 to 1976, Mr. Ostrov worked at Procter & Gamble. Mr. Ostrov holds a B.S. from Cornell and an M.B.A. from Harvard.

 Proposed Resolutions

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the election of Mr. Gerald M. Ostrov to serve as a Class III director of the Company be, and it hereby is, ratified and approved until the Company’s annual general meeting of shareholders to be held in 2020.”

Required Majority

Approval of Proposal 3 requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 3.

PROPOSAL 4

APPROVAL OF THE AMENDED TERMS OF COMPENSATION OF THE COMPANY’S NON-EXECUTIVE DIRECTORS

Background

Pursuant to the Companies Law, any transaction between the Company and a director relating to his or her compensation as a director or other position with the Company must generally be consistent with the compensation policy and must be approved by the compensation committee and the board of directors. If such transaction is not consistent with the compensation policy of the company, then it must also be approved by the company’s shareholders by a special majority.

On August 14, 2018 and on August 16, 2018, our Compensation Committee and the Board, respectively, have determined to pay each of our non-executive directors and external directors compensation equal to the maximum fixed statutory amounts set forth in the Compensation Regulations, for companies with equity similar to ours, as adjusted by the Relief Regulations. On January 17, 2019, our Board determined to grant each of our non-executive directors options, subject to shareholder approval, in the amount and terms described below under “—Equity-based compensation.”

Prior to the appointment of our external directors in our 2018 Annual General Meeting of shareholders, our Compensation Committee and the Board have determined to grant equity compensation to each non-executive director, including external and independent directors, once the Compensation Regulations requirements for grant of equity compensation are fulfilled.

On January 17, 2019, our Board, following the approval of the Compensation Committee, has approved, and recommends that shareholders approve, an amended compensation to be granted to each of our non-executive directors (whether currently in office or appointed in the future), including external and independent directors (but excluding our Chief Executive Officer, Dr. Phillip Schwartz, who will continue to receive compensation as our Chief Executive Officer, in accordance with his Employment Agreement, and our Chief Development Advisor, Dr. Roger Garceau, who will continue to receive compensation as our advisor, in accordance with the Service Agreement entered between us and Dr. Garceau dated April 2017, and the amendment thereto, dated January 17, 2019, according to which Dr. Garceau's monthly payment was reduced), without the need for further action or approval, with effect on and from the date of approval by our shareholders. This proposed remuneration structure is designed to better align directors’ interests with those of us and our shareholders over the long-term and provide a competitive compensation package for our directors, including through the provision of a significant amount of their compensation (approximately 36%, based on an annual calculation) through equity-based awards.

(i)
Board membership fee. Each non-executive director will be entitled to receive an annual cash payment equal to the maximum fixed statutory annual cash amount set forth in the Compensation Regulations, as amended from time to time, for companies with equity similar to ours, as adjusted by the Relief Regulations, as amended from time to time. In the event that a non-executive director serves as a member of the Board during only part of a year, a pro rata portion of the annual fee shall be paid. The annual Board membership fee is paid on a quarterly basis.

(ii)
Participation fees. Non-executive directors will be entitled to receive participation payments equal to the maximum fixed statutory participation amount set forth in the Compensation Regulations, as amended from time to time, for companies with equity similar to ours, as adjusted by the Relief Regulations, as amended from time to time. Participation fees shall be payed, as applicable, by virtue of participation of non-executive directors in one or more committee in which they are members, and for participation in Board meetings or written resolutions of such committee or the Board. Participation fees are paid on a quarterly basis.

(iii)
Equity-based compensation. Each non-executive director currently in office will be granted options to purchase 33,638 ordinary shares, with an exercise price of $3.97. The options will vest in three years in twelve quarterly installments starting, in respect of each non-executive director, except for Mr. Ostrov, on September 27, 2018, such that on September 27, 2021, all such options shall be fully vested, and in respect of Mr. Ostrov, on January 8, 2019, following his appointment, such that on January 8, 2022, all such options shall be fully vested.

VAT, if applicable, will be added to all compensation components mentioned in this Proposal 4.

In addition, we will reimburse or cover our directors for expenses (including travel expenses) incurred in connection with meetings of the Board and its committees or performing other services for the Company in their capacity as directors in accordance with our Compensation Policy and the Compensation Regulations.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the amended terms of compensation of the Company’s non-executive directors, as described in Proposal 4 of the Company’s Proxy Statement for the Company’s 2019 annual general meeting of shareholders, be, and it hereby is, approved.”

Required Majority

Proposal 4 requires the approval of (1) the majority of the voting power present and voting at the Meeting or at any adjournment thereof and (2) a special majority of the shareholders which requires that either: (i) Proposal 4 is approved by a majority of the shares voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the Proposal, excluding abstentions; or (ii) the total number of shares held by such shareholders described above, who voted against Proposal 4 does not exceed two percent (2%) of the aggregate voting rights in the Company.

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have a personal interest in Proposal 4, your proxy will not be voted on the Proposal.

Under the Israeli Companies Law, a “controlling shareholder” for purposes of this Proposal is any shareholder who has the ability to direct our activity (other than by means of being a director or other officeholder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of the “means of control” of us, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 4.

PROPOSAL 5

RATIFICATION AND APPROVAL OF THE PURCHASE OF A PROFESSIONAL
LIABILITY INSURANCE POLICY FOR OUR CURRENT AND FUTURE DIRECTORS AND OFFICERS

Background

Pursuant to the Companies Law, any transaction between the Company and an officeholder relating to his or her compensation as an officeholder with the Company must generally be consistent with the compensation policy and must be approved by the Compensation Committee and the board of directors. If such transaction is not consistent with the compensation policy of the company, then it must also be approved by special majority of our shareholders.

In accordance with the provisions of the Companies Law and our Articles, we are entitled to insure each of our directors and officers against liabilities imposed on them in connection with their service or employment as our directors and officers, as provided, and subject to restrictions provided, under the Companies Law and our Articles.

As set out in our Directors and Officers Compensation Policy, or Compensation Policy, as approved in our 2018 annual general meeting, our directors and officers shall be covered by directors’ and officers’ liability insurance, as acquired by us, from time to time, in accordance with the provisions of applicable law. Such liability insurance shall not require the approval of our shareholders if: (i) the liability coverage does not exceed $25 million (for each claim and in the aggregate), the aggregate annual premium does not exceed $320,000, the "side A" directors and officers liability coverage does not exceed $10,000,000 (for each claim and in the aggregate), and its aggregate annual premium does not exceed $130,000 and deductible at the amount of $500,000; and (ii) the policy is on market terms and does not have a material impact on the profitability of the Company, its assets or liabilities.

 In January 2019, the Company purchased a professional liability insurance policy for its directors and officers, who are appointed from time to time, or the Insurance Policy, covering our directors and officers for $15 million per annum, for an aggregate annual premium of $625,000. On March 12, 2019, our Compensation Committee and Board approved our engagement in the Insurance Policy. As the terms of the Insurance Policy are not in line with the framework included in our Compensation Policy, the approval of our shareholders is required.

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the purchase of a professional liability insurance policy for our current and future directors and officers be, and it hereby is, ratified and approved.”

Required Majority

Proposal 5 requires the approval of (1) the majority of the voting power present and voting at the Meeting or at any adjournment thereof and (2) a special majority of the shareholders which requires that either: (i) the Proposal is approved by a majority of the shares voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the Proposal, excluding abstentions; or (ii) the total number of shares held by such shareholders described above, who voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have personal interest in the Proposal, your proxy will not be voted on the Proposal.

Under the Israeli Companies Law, a “controlling shareholder” for purposes of this Proposal is any shareholder who has the ability to direct our activity (other than by means of being a director or other officeholder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of the “means of control” of us, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 5.

PROPOSAL 6

RATIFICATION AND APPROVAL OF THE TERMS OF COMPENSATION OF OUR CHIEF MEDICAL
OFFICER, DR. ARTHUR SANTORA

Background

Dr. Santora was appointed as our Chief Medical Officer in September 2018. Dr. Santora has more than 30 years of experience in the biopharmaceutical industry. He spent the majority of his career in the clinical research team at Merck & Co., Inc., from June 1989 to March 2017, where he was the lead clinical research physician responsible for much of the clinical development of Fosamax® (alendronate sodium), one of the world's most prescribed osteoporosis treatments. He was closely involved in the clinical development of Merck’s once-weekly Fosamax Plus D (alendronate sodium/ vitamin D3 combination tablets), the first drug/vitamin combination tablet in the US. His position at Merck immediately prior to his termination of services in 2017 was Scientific Associate Vice President of Clinical Research, where he was directly responsible for the technical and scientific support for all clinical research of Fosamax/Fosamax plus D and contributed to the development of many other osteoporosis and endocrine marketed and investigational drugs. Prior to joining Merck, he served as a Medical Officer at the US FDA and subsequently was a faculty member at Wayne State University Medical School in Detroit. Dr. Santora is a Clinical Associate Professor at the clinical faculty of Rutgers Robert Wood Johnson Medical School in New Brunswick, New Jersey. He has graduate training in Internal Medicine at Emory, and its Endocrinology and Metabolism subspecialty at the NIH in Bethesda. Dr. Santora received his M.D. and Ph.D. in biochemistry from Emory University in Atlanta.

Pursuant to the Companies Law, any transaction between us and an officeholder that does not serve as a director in our Board, relating to the compensation of such officer, must generally be consistent with the compensation policy and must be approved by the Compensation Committee and the Board. If such transaction is not consistent with our compensation policy, then it must also be approved by special majority of our shareholders.

On August 31, 2018 and September 2, 2018, our Compensation Committee and the Board, respectively, have approved the terms of compensation of Dr. Arthur Santora as our Chief Medical Officer, as set forth below.

In approving and in making their recommendation to approve the terms of compensation of Mr. Santora as set forth below, the Compensation Committee and the Board considered, among other factors, Mr. Santora's over 28 years of experience in the pharmaceutical industry, and specifically, his experience in development of medications for the osteoporosis and endocrine space, and his experience within the FDA and in interacting with the FDA. We believe that Mr. Santora will be a significant asset as we advance in to the final stages of clinical development and possible interactions we anticipate with the pharmaceutical industry and regulatory authorities.

The following are the principal terms of compensation of Dr. Santora as the Chief Medical Officer of the Company, with effect as of September 21, 2018:

Arrangements with Kinexum Services LLC, or Kinexum, dated September 2018, for the provision of Chief Medical Officer services, to be rendered by Dr. Santora. Such arrangements include a Statement of Work for the term ending September 3, 2019, or the SOW, with an unlimited option to extend by mutual written consent. Pursuant to the SOW, Kinexum is entitled to a monthly retainer fee in the amount of $17,812.5 for providing a minimum of 50 hours of work of Chief Medical Officer services (at a discounted rate). If Dr. Santora exceeds the monthly 50-hour cap, but does not exceed 80 hours, Kinexum shall be entitled to an hourly fee of $356.25 for any hour exceeding the 50-hour cap. In addition, Kinexum is entitled to $475 per hour, for any hour exceeding 80 hours per month. In no event shall the amount of hours per each calendar month exceed 120 hours (maximum monthly fees are $47,500). Additionally, pursuant to the SOW, Kinexum is entitled to receive expenses and other costs such as travel, lodging, production/shipping, etc.

In addition, direct arrangement was entered into between us and Dr. Santora on September 20, 2018, for Dr. Santora’s services on behalf of Kinexum, under which we undertook, inter alia, to appoint Dr. Santora as an executive officer of us, and to grant Dr. Santora equity compensation to be determined by us.

1.	In addition, the terms of compensation of Dr. Santora as the Chief Medical Officer of the Company also include the grant of options.
2.
On January 17, 2019, our Board, following the approval of the Compensation Committee, has approved, and recommends that shareholders approve the grant to the CMO of 25,000 options to purchase ordinary shares with an exercise price of $3.97. The vesting periods of the options are: 25% of the options vested on March 1, 2019 and the remaining 75% of the options shall vest over 3 years in 12 quarterly installments starting on January 17, 2020, such that on January 17, 2023, all such options shall be fully vested .

Proposed Resolution

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the terms of office and employment of our Chief Medical Officer, Dr. Arthur Santora, be, and is hereby, ratified and approved.”

Required Majority

Proposal 6 requires the approval of (1) the majority of the voting power present and voting at the Meeting or at any adjournment thereof and (2) a special majority of the shareholders which requires that either: (i) the Proposal is approved by a majority of the shares voted on such Proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the Proposal, excluding abstentions; or (ii) the total number of shares held by such shareholders described above, who voted against the Proposal, does not exceed two percent (2%) of the aggregate voting rights in the Company.

As part of the special majority vote, you must confirm that you are not a controlling shareholder and do not have a personal interest in the approval of the Proposal. If you do not confirm that you do not have personal interest in the Proposal, your proxy will not be voted on the Proposal.

Under the Israeli Companies Law, a “controlling shareholder” for purposes of this Proposal is any shareholder who has the ability to direct our activity (other than by means of being a director or other officeholder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of the “means of control” of us, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

Board Recommendation

The Board unanimously recommends that you vote “FOR” Proposal 6.

Quorum and Voting Rights

On March 15, 2019, we had 11,459,780 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on April 25, 2019, or the Record Date, is entitled to one vote on all matters presented at the Meeting. Under our Articles, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week to the same day, time and place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the meeting will be adjourned to the first business day afterwards. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of Each of the Proposals

Except as described below concerning Proposals 4 through 6, approval of each Proposal requires the majority of the voting power present and voting at the Meeting or at any adjournment thereof. This means that the numbers of shares voted “for” the proposal must exceed the numbers of shares voted “against” the proposal. Abstentions and broker non-votes are not considered votes cast for this purpose, and will have no effect on the vote.

Under Israeli law, approval of Proposals 4 through 6 requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon: (a) approval by a majority of the ordinary shares held by non-controlling shareholders who do not have a personal interest in the approval of the Proposal that are voted at the Meeting, excluding abstentions; or (b) the total number of shares held by non-controlling, disinterested shareholders (as described herein, in sub-section (a)) voted against the Proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For purposes of Proposals 4 through 6, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activity (other than by means of being a director or other officeholder of the Company). A person is presumed to be a controlling shareholder (a) if it holds or controls, by itself or together with others, fifty percent (50%) or more of any one of the “means of control” of the Company, or (b) if it holds or controls, by itself or together with others who also possess a personal interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

A “personal interest” of a shareholder, for purposes of Proposals 4 through 6, includes a personal interest of a shareholder in an action or a transaction of the Company, excluding any interest arising solely from holding the Company’s shares, but including the personal interest of the shareholder’s spouse, sibling, parent, grandparent, descendant, spouse’s descendant, sibling or parent or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer owns five percent (5%) or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer. Under the Israeli Companies Law, 5759-1999, or the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

A controlling shareholder and a shareholder that has a personal interest are qualified to participate in the vote on the proposals; however, with respect to Proposals 4 through 6, the vote of such shareholders may not be counted towards the majority requirement described above and will not count towards the two percent (2%) threshold described in the second bullet point above.

Please Note: Under Israeli case law, a shareholder must positively inform the Company whether or not such shareholder has a personal interest in a proposal which is subject to approval by a majority vote of disinterested shareholders, as in the case of Proposals 4 through 6. Your failure to check the box on the proxy card indicating that you have no personal interest will therefore require the Company to assume that you have a personal interest in Proposals 4 through 6 and disqualify your vote on such Proposals 4 through 6.

We may not assume that a shareholder who signs and returns a proxy card without a specific indication as to the lack of personal interest of such shareholder has no personal interest with respect to Proposals 4 through 6. If you believe that you, or a related party of yours, is a controlling shareholder or possesses a personal interest and you wish to participate in the vote on Proposals 4 through 6, you should not indicate in the appropriate box that there exists no personal interest on the enclosed proxy card. If you hold your shares in “street name” (meaning your shares are held through a bank, broker or other nominee) and you believe that you possess a personal interest in the approval of either proposal, you may also contact the representative managing your account, who could then contact our Controller on your behalf.

How You Can Vote

You can vote your shares by (i) attending the Meeting; (ii) completing signing and returning a proxy card; or (iii) voting through the internet by going to www.voteproxy.com and following the on-screen instructions or scanning the QR code, located on the proxy card, with your smartphone. Please have your proxy card available when you access the webpage. Internet voting is available until 11:59 p.m. Eastern Standard Time on May 19, 2019. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you by our transfer agent. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from our website at www.enterabio.com, under the tab “—Investors - SEC Filings,” and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Controller via email to hshalev@enterabio.com or via fax no. +972-2-532-7151. We reserve the right to require further identifying information from you if you submit your proxy card in that manner. We will generally not be able to count a proxy card unless we receive it at our principal executive offices at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, not later than four (4) hours before the time fixed for the Meeting, that is, 1:00 p.m. (Israel time) on Monday, May 20, 2019.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the enclosed instructions to direct your broker, trustee or nominee how to vote your shares. Beneficial owners may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, including via the internet, if so indicated on their voting instruction form. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the Proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular Proposal, your shares will be voted in favor of the Proposal, in accordance with the recommendation of the Board, except with regard to Proposals 2 through 6. If you do not give specific instructions with respect to Proposals 2 through 6, your broker will not be permitted to cast a vote with respect to such Proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant Proposal. Such shares have no impact on the outcome of the voting on such Proposal. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting and are not included in the Proposals set forth above under “Agenda Items.”

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on April 25, 2019. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on such date.

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the Controller of the Company (as described under the heading “How You Can Vote” above) or to vote in person at the Meeting.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date received by the Company at least twenty-four (24) hours prior to the Meeting, or by voting in person at the Meeting.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about April 30, 2019. Certain officers, directors, employees or agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this proxy statement are available at our Company’s website, www.enterabio.com, under the tab “—Investors - SEC Filing.” The contents of that website are not a part of this proxy statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares by (i) each person or entity known by us to own beneficially five percent (5%) or more of our outstanding ordinary shares (as of the date of such shareholder’s Schedule 13G filing for Entera Bio Ltd. with the SEC); (ii) each of our directors and executive officers individually; and (iii) all of our executive officers and directors as a group.

According to our transfer agent, as of March 15, 2019, there were 56 record holders of our ordinary shares, among whom 40 are U.S. holders who beneficially own in the aggregate 4,734,620 of our ordinary shares, representing approximately 41.32%. None of our shareholders has different voting rights from other shareholders.

The beneficial ownership of our ordinary shares is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership, generally, includes any shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table and the related footnotes, unless described otherwise within the footnotes, we deem ordinary shares issuable pursuant to options or warrants that are currently exercisable or exercisable within 60 days as of March 15, 2019 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. The percentage of ordinary shares beneficially owned is based on 11,459,780 ordinary shares outstanding as of March 15, 2019. The beneficial ownership data provided below is based solely on information available to our Company and, in the case of major shareholders, has not been verified further. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares.

Unless otherwise noted below, each shareholder’s address is c/o Entera Bio Ltd., Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel.

Name	Number and Percentage of Ordinary Shares
	Number	Percent
5% or Greater Shareholders (other than directors and executive officers)
D.N.A Biomedical Solutions Ltd.(1)	3,978,780	34.7%
Centillion Fund(2)	2,192,060	17.5%
Capital Point Ltd.(3)	1,151,806	9.9%
Menachem Ehud Raphael(4)	661,180	5.7%
Pontifax Management 4 GP (2015) Ltd.(5)	853,450	7.3%
Executive Officers and Directors:
Zeev Bronfeld(6)	3,978,780	34.7%
Yonatan Malca(7)	3,978,780	34.7%
Dr. Phillip Schwartz(8)	691,080	5.7%
Gerald Lieberman(9)	200,980	1.7%
Dr. Roger J. Garceau(10)	322,530	2.7%
Mira Rosenzweig(11)	*	* %
Dr. Hillel Galitzer(12)	*	* %
Dr. Arthur Santora	-	-
Faith L. Charles	-	-
Miranda J. Toledano	-	-
Gerald M. Ostrov	-	-
All Directors and Executive Officers as a Group (7 persons)(16)	5,353,270	41.8%
* Less than 1%

(1)
Based solely on the Schedule 13G filed by D.N.A Biomedical Solutions Ltd, or D.N.A Biomedical Solutions, with the SEC on February 14, 2019 regarding its holdings as of December 31, 2018. D.N.A Biomedical’s address is at 43 Hatarsi St., Tel Aviv, Israel. Zeev Bronfeld is the controlling shareholder of D.N.A Biomedical Solutions Ltd. By reason of such control, Zeev Bronfeld may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the shares beneficially owned by D.N.A Biomedical Solutions Ltd. Mr. Bronfeld disclaims beneficial ownership of the shares held by D.N.A Biomedical Solutions Ltd. 3,410,420 ordinary Shares, or approximately 85.7% of the ordinary Shares currently held by D.N.A Biomedical have been pledged to Capital Point Ltd, while the remaining 568,360 ordinary Shares, or approximately 14.3%, have been pledged to Menachem Raphael.

(2)	Consists of (i) 1,131,130 ordinary Shares and (ii) warrants to purchase 1,060,930 ordinary shares, exercisable within 60 days as of March 15, 2019.
(3)
Based solely on the Schedule 13G filed by Capital Point Ltd with the SEC on February 14, 2019 regarding its holdings as of December 31, 2018. Capital Point Ltd further reported that the option to purchase 722,150 ordinary shares of the issuer granted by D.N.A, or D.N.A Option, contains a limitation that prohibits the holder from exercising any portion of the D.N.A Option to the extent that after giving effect to the exercise and subsequent transfer of the ordinary shares of the issuer from D.N.A to the reporting person, the reporting person (together with its investment vehicles, affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the ordinary shares of the issuer outstanding immediately after giving effect to such transfer, or the Beneficial Ownership Limitation. Consequently, as of December 31, 2018, Capital Point Ltd was not able to exercise options to purchase 548,815 ordinary shares of the Company granted by D.N.A due to the Beneficial Ownership Limitation. Therefore, the amount of holdings reported by Capital Point Ltd on its 13G gives effect to the Beneficial Ownership Limitation. Capital Point’s address is at Azrieli 1, Tel Aviv, Israel.

(4)
Based solely on the Schedule 13G filed by Menachem Ehud Raphael with the SEC on February 13, 2019 regarding its holdings as of December 31, 2018. Menachem Ehud Raphael further reported that its holdings consist of (i) 384,540 Shares, and (ii) 276,640 ordinary shares underlying options to acquire ordinary shares, exercisable within 60 days as of December 31, 2018. Menachem Raphael's address is at 12 Ha’seora, Tel Aviv, Israel.

(5)
Based solely on the Schedule 13G filed by Pontifax Management 4 GP (2015) Ltd. with the SEC on February 14, 2019 regarding its holdings as of December 31, 2018. Consists of (a) 300,690 ordinary shares owned by Pontifax (Israel) 4, Limited Partnership and warrants to purchase 120,250 ordinary shares, exercisable within 60 days of December 31, 2018, (b) 146,380 ordinary shares owned by Pontifax (Cayman) IV, L.P. and warrants to purchase 58,630 ordinary shares, exercisable within 60 days of December 31, 2018, and (c) 162,500 ordinary shares owned by Pontifax (China) IV, L.P. and warrants to purchase 65,000 ordinary shares, exercisable within 60 days of December 31, 2018. Pontifax 4 GP, Limited Partnership is the general partner of Pontifax (Israel) 4, Limited Partnership, Pontifax (Cayman) IV, L.P. and Pontifax (China) IV, L.P. Pontifax Management 4 GP (2015) Ltd. is the general partner of Pontifax 4 GP, Limited Partnership. Ran Nussbaum and Tomer Kariv are directors of Pontifax IV G.P. (2015) Ltd.

(6)
Based solely on the Schedule 13G filed by Mr. Zeev Bronfeld with the SEC on February 14, 2019 regarding its holdings as of December 31, 2018. Mr. Bronfeld is the controlling shareholder of D.N.A Biomedical Solutions Ltd. By reason of such control, Mr. Bronfeld may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the shares beneficially owned by D.N.A Biomedical Solutions Ltd. Mr. Bronfeld disclaims beneficial ownership of the shares held by D.N.A Biomedical Solutions Ltd.

(7)	Mr. Yonatan Malca is the CEO and a director of D.N.A Biomedical.
(8)	Consists of (i) 780 Ordinary shares and (ii) 690,300 Ordinary shares underlying options to acquire ordinary shares, exercisable within 60 days of March 15, 2019.
(9)
Consists of (i) 34,580 ordinary shares, (ii) 158,340 ordinary shares underlying options to acquire ordinary shares, exercisable within 60 days of March 15, 2019, and (iii) warrants to purchase 8,060 ordinary shares.

(10)
Consists of (i) 4,940 ordinary shares (ii) 315,640 ordinary shares underlying options to acquire ordinary shares, exercisable within 60 days of March 15, 2019, and (iii) warrants to purchase 1,950 ordinary shares.

(11)	Consists of 70,200 ordinary shares underlying options to acquire ordinary shares, exercisable within 60 days of March 15, 2019.
(12)	Consists of 89,700 ordinary shares underlying options to acquire ordinary shares, exercisable within 60 days of March 15, 2019.
(13)	Consists of (i) 4,019,080 ordinary shares, (ii) options to acquire 1,324,180 ordinary shares, exercisable within 60 days of December 31, 2018, and (iii) warrants to purchase 10,010 ordinary shares.

INFORMATION REGARDING COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding the compensation awarded to, earned by, or paid to each of our five most highly compensated executive officers and directors during the 12 months ended December 31, 2018, please refer to Section 6.B. (“—Compensation – Compensation of Executive Officers and Directors”) of the Company’s annual report on Form 20-F, filed with the SEC on March 28, 2019 (File No. 001-38556).

ADDITIONAL INFORMATION

The Company’s final prospectus from its IPO, filed with the SEC on June 27, 2018, and the Company’s annual report for the year ended December 31, 2018, filed with the SEC on Form 20-F on March 28, 2019 are available for viewing and downloading on the SEC’s website at www.sec.gov, as well as under the tab “-Investors - SEC Filings” in the Company’s website at www.enterabio.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Mr. Gerald Lieberman Chairman of the Board of Directors

Jerusalem, Israel
April 15, 2019